Exhibit 3.7

STATE OF DELAWARE
SECRETARY OF STATE DIVISION OF CORPORATIONS
FILED 09:00 AM 04/24/2000
001205451 – 3216695

CERTIFICATE OF FORMATION

OF

TEXAS-ARA LLC

This Certificate of Formation of TEXAS-ARA LLC (the “LLC”), dated April 20, 2000, is being duly executed and filed by Lawrence I. Silverstein, as an authorized person, to form a limited liability company under the Delaware limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST: The name of the limited liability company is:

Texas-ARA LLC

SECOND: The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, and the registered agent for service of process on the LLC at such address is The Corporation Trust Company.

/s/ Lawrence I. Silverstein
Lawrence I. Silverstein,
Authorized Person